[FORM OF SECOND LETTER DATED NOVEMBER 2, 2001
  INCLUDED IN MAILING OF EXCHANGE OFFER DOCUMENTS (FORMER U S WEST EMPLOYEES)]

November 2, 2001

Dear Fellow Qwest Employee:

Our board of directors has approved a voluntary stock option exchange offer. Under this program, you can exchange all or a portion of the stock options that you own that were granted by Qwest with an exercise price of $35 or more, subject to certain conditions. You may also exchange all or a portion of your stock options that were issued by U S WEST, which were converted to Qwest options with the acquisition on June 30, 2000, if they have a post-conversion exercise price of $35 or more. Details about the offer are on the Q.

If you want to take advantage of the exchange offer, you must complete, sign, date and return the enclosed Election Form and Release by 5:00 p.m. (MST) Friday, November 30, 2001. Instructions about how to return the form are available on the Q. If you don't want to exchange your options, you don't need to do anything.

This stock option exchange program is a legal matter that requires every eligible employee to receive or have access to detailed information that will help you make an informed decision. Please take the time to review the documents, including the Questions & Answers and program summaries on the Q. If you still have questions, you may call 866-437-0007.

This package contains:

o An Amended and Restated Offer Circular (dated November 2, 2001) that describes the offer and gives you detailed information to help you make an informed decision
o A Statement of Employee Stock Option Holdings showing the options that you may exchange
o An Election Form and Release for you to complete, sign, date and return, if you decide to exchange any of your eligible options
o A confirmation card for you to send to us so that the Qwest Stock Administration Department can stamp and return it to you that it has received your Election Form and Release
o A postage-paid, pre-addressed envelope for you to use in returning to us your completed, signed and dated Election Form and Release and your confirmation card

As summarized below and detailed in the offer documents, should you choose to participate in the offer, in exchange for your eligible options, you will receive the same number of options based on our share price next June.

I want to highlight some of the important elements of the exchange offer:

o The offer is available only to full-time active employees (however, it is not available to occupational, union employees nor to the senior team).

o If you are an eligible employee and accept the exchange offer for any of your eligible options, you must exchange all of the other eligible options (whether or not vested) that are in the same option grant or grants after May 29, 2001, whether or not those options qualify as eligible options (your "recent options").

o Upon the exchange of the options, the options you have exchanged will terminate and be cancelled. They will not be reinstated even if you later change your mind.

o If you resign, quit, die or if your employment with the Company terminates for any reason whatsoever before we grant you the new options, or if you are on unpaid leave on that date, we will not grant you any new options and you will not have a right to any of your cancelled options that you exchanged.

o You cannot exchange options that you received as an employee of the former LCI or Icon CMT companies because those options have post conversion exercise prices below $35.

We will grant new options to you on the "new option date" -which will be June 3, 2002 or, if we extend the exchange offer beyond November 30, 2001, a business day that is no earlier than six months and one day after your options are cancelled, as set by our board of directors. You must be an eligible employee through the new option date to receive the new options.

The new options:

o Will be for a number of shares equal to the number of shares subject to the eligible options and recent options that were cancelled in the exchange offer (in the case of the U S WEST options, on an as converted basis).

o Will have a per share exercise price equal to the closing market price of a share of our common stock on the new option date.

In addition, we expect that the new options:

o    Will have a new 10-year term beginning on the new option date.

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

o Will be subject to a new four-year vesting schedule, with one-fourth of the new options vesting on each of the first, second, third and fourth anniversaries of the new option date (subject, in each case, to your continued employment).

If you tender options granted by Qwest in the exchange, the corresponding new options will have substantially the same other terms and conditions as the cancelled options. If you tender options that were originally granted by U S WEST and have been converted into Qwest options, there may be other differences between the terms of your U S WEST options and the terms of the new options that you will receive if you elect to exchange your former U S WEST options. For more information on these and other key points of the offer, you should carefully read the Amended and Restated Offer Circular.

Although our board of directors approved the exchange offer, the board is not permitted to recommend whether or not you should accept the offer.

You are solely responsible for deciding whether to participate and for making sure that you properly complete your election form and that we receive it before 5:00 P.M. (MST) Friday, November 30, 2001. Make sure that you allow enough time before the deadline to ensure that we receive your election form. If we do not receive your election form until after the deadline or you did not properly complete the election form, your election form will be rejected and you will not be able to exchange any of your options.

Please go to the following Web site to access the exchange offer documents on the Q.

Amended and Restated Offering Circular (this explains the terms of the program): http://theq.qwest.net/departments/hr/circular.pdf [LINK TO AMENDED AND RESTATED OFFER CIRCULAR]


Election Form and Release Agreement:
http://theq.qwest.net/departments/hr/electform.pdf [LINK TO ELECTION FORM]

Thank you for your prompt attention to this offer. We hope that you will carefully review and consider the enclosed materials and those on the Q, and make an informed decision that's right for you.

Best regards,


Joe Nacchio


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